Exhibit 99.1

Nyxoah Announces Preliminary Results for the Fourth Quarter and Full Year 2025 and Provides Revenue Guidance for the First Quarter of 2026

January 12, 2026

INSIDE INFORMATION

REGULATED INFORMATION

Nyxoah Announces Preliminary Results for the Fourth Quarter and Full Year 2025 and Provides Revenue Guidance for the First Quarter of 2026

Strong Start in First Full Quarter of U.S. Commercialization

Mont-Saint-Guibert, Belgium – January 12, 2026, 10:05 pm CET / 4:05 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today reported certain preliminary unaudited fourth quarter and full year 2025 financial and operating results.

Preliminary, Unaudited Fourth Quarter and Full Year 2025 Results

•	For the fourth quarter of 2025, gross revenue is expected to be approximately €6.3 million before the deferral of approximately €0.6 million due to disposable patches that are to be delivered over time. Net revenue is expected to be approximately €5.7 million, representing an increase of approximately 348% over revenue of €1.3 million for the fourth quarter of 2024. U.S. gross revenue for the fourth quarter of 2025 is expected to be approximately €3.9m and net revenue (after deduction of deferred revenue) is expected to be approximately €3.5 million.

•	For the full year 2025, gross revenue is expected to be approximately €11.0 million before the deferral of approximately €1.0 million due to disposable patches that are to be delivered over time. Net revenue is expected to be approximately €10.0 million, representing an increase of approximately 122% over 2024 revenue of €4.5 million. U.S. gross revenue for the full year of 2025 is expected to be approximately €4.2m and net revenue (after deduction of deferred revenue) is expected to be approximately €3.7 million.

•	As of December 31, 2025, the Company has trained 145 surgeons on the Genio system and has activated 57 accounts in the U.S.

•	As of December 31, 2025, cash, cash equivalents and financial assets are expected to be approximately €47.9 million.

“Our first full quarter of U.S. commercialization post-FDA approval resulted in strong momentum,” commented Olivier Taelman, Nyxoah's Chief Executive Officer. “Our first U.S. patients are experiencing great results; we have a waiting list for additional surgeon training and patients scheduled for implants. Global revenue exceeded €10 million due to the strong U.S. launch and further international geographical expansion. We have established a strong foundation for sustained growth and look forward to expanding Genio adoption in the U.S. throughout 2026.”

Revenue Guidance for the First Quarter of 2026

•	We expect U.S. net revenue for the first quarter of 2026 to grow by approximately 25% over the fourth quarter of 2025.

•	International revenue is expected to follow a typical seasonal pattern.

The preliminary, unaudited revenue results and cash, cash equivalents and financial assets described in this press release are estimates only and are subject to revision until Nyxoah reports its full financial results for 2025 in its Annual Report on Form 20-F.

Upcoming Investor Conference Presentation

The Company will be participating in the 44th Annual J.P. Morgan Healthcare Conference on Thursday, January 15, 2026. The Company is scheduled to present at 12:00 p.m. Pacific Time the same day via webcast. A live audio webcast of the presentation will be available online on the investor relations page of the Company’s website at investors.nyxoah.com.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company's results of operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com

Attachment

•	ENGLISH_JP Morgan Prelim Earnings PR